Exhibit 99.1

Disclosure about Oil and Gas Producing Activities - Accounting Standards Codification 932, “Extractive Activities - Oil and Gas” (unaudited)

The following disclosures have been prepared in accordance with FASB Accounting Standards Codification 932, “Extractive Activities - Oil and Gas”. In December 2009, Husky adopted revised oil and gas reserve estimation and disclosure requirements that conformed the definition of proved reserves to the SEC Modernization of Oil and Gas Reporting rules, issued by the SEC in 2008. An accounting standards update revised the definition of proved oil and gas reserves to require that the average, first-day-of-the-month price during the 12-month period before the end of the year rather than the year-end price, must be used when estimating whether reserve quantities are economic to produce. This same 12-month average price is also used in calculating the aggregate amount of (and changes in) future cash inflows related to the standardized measure of discounted future net cash flows. The rules also allow for the use of reliable technologies to estimate proved oil, natural gas, and NGL reserves if those technologies have been demonstrated to result in reliable conclusions about reserve volumes.

The unaudited supplemental information on oil and gas exploration and production activities for 2016, 2015, and 2014 has been presented in accordance with the revised reserve estimation and disclosure rules, which were not applied retrospectively.

Oil and Gas Reserves

Proved oil and gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered:(i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Canadian provincial royalties are determined based on a graduated percentage scale, which varies with prices and production volumes. Canadian reserves, as presented on a net basis, assume prices and royalty rates in existence at the time the estimates were made, and Husky’s estimate of future production volumes. Future fluctuations in prices, production rates, or changes in political or regulatory environments could cause Husky’s share of future production from Canadian reserves to be materially different from that presented.

Subsequent to December 31, 2016, no major discovery or other favourable or adverse event is believed to have caused a material change in the estimates of developed or undeveloped reserves as of that date.

Note that the numbers in each column of the tables throughout this exhibit may not add due to rounding.

Results of Operations for Producing Activities(1) (unaudited)

	Year Ended December 31, 2016
($ millions)	Canada	International	Total
Revenues, net of Royalties	2,784	756	3,540
Production and Operating Expenses	1,617	92	1,709
Depreciation, Depletion, Amortization & Impairment	1,444	363	1,807
Exploration & Evaluation Expenses	75	—	75

Earnings (Loss) Before Taxes	(352)	301	(51)
Income Taxes Expense (Recovery)	(96)	75	(21)

Results of Operations	(256)	226	(30)

	Year Ended December 31, 2015
($ millions)	Canada	International	Total
Revenues, net of Royalties	3,487	1,243	4,730
Production Expenses	1,907	97	2,004
Depreciation, Depletion, Amortization & Impairment	7,418	553	7,971
Exploration & Evaluation Expenses	74	—	74

Earnings Before Taxes	(5,912)	593	(5,319)
Income Tax Expense	(1,596)	148	(1,448)

Results of Operations	(4,316)	445	(3,871)

(1)	The costs in this schedule exclude corporate overhead, interest expense and other operating costs, which are not directly related to producing activities.

Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities (unaudited)

($ millions)	Canada	International	Total
2016
Property Acquisition
Unproved	—	—	—
Proved	7	—	7
Exploration	59	4	63
Development	945	245	1,190

Total Costs Incurred	1,011	249	1,260

2015
Property Acquisition
Unproved	—	—	—
Proved	56	—	56
Exploration	246	3	249
Development	1,867	65	1,932

Total Costs Incurred	2,169	68	2,237

2014
Property Acquisition
Unproved	—	—	—
Proved	51	—	51
Exploration	358	17	375
Development	3,537	403	3,940

Total Costs Incurred	3,946	420	4,366

Acquisition costs include costs incurred to purchase, lease or otherwise acquire oil and gas properties.

Exploration costs include the costs of geological and geophysical activity, retaining undeveloped properties and drilling and equipping exploration wells.

Development costs include the costs of (i) drilling and equipping development wells and (ii) facilities to extract, treat, gather and store oil and gas.

Exploration and development costs include administrative costs and depreciation of support equipment directly associated with these activities.

The following table sets forth a summary of oil and gas property costs not being amortized at December 31, 2016, by the year in which the costs were incurred:

Withheld Costs (unaudited)

($ millions)	Total	2016	2015	2014	Prior to 2013
Property Acquisitions
Canada	64	5	54	5	—
International	—	—	—	—	—

Total Property Acquisitions	64	5	54	5	—

Exploration
Canada	641	89	246	306	—
International	402	6	14	36	345

Total Exploration	1,043	96	260	342	345

Development
Canada	1,321	617	704	—	—
International	274	146	63	—	65

Total Development	1,595	764	767	—	65

Capitalized Interest
Canada	72	13	59	—	—
International	151	35	30	9	76

Total Capitalized Interest	223	49	89	9	76

Total Withheld Costs	2,925	913	1,170	356	486

Capitalized Costs Relating to Oil and Gas Producing Activities (unaudited)

($ millions)	Canada	International	Total
2016
Proved Properties (1)	39,916	5,237	45,153
Unproved Properties	653	455	1,108

	40,569	5,692	46,261
Accumulated DD&A	(26,250)	(1,735)	(27,985)

Net Capitalized Costs	14,319	3,957	18,276

2015
Proved Properties (1)	45,479	5,107	50,586
Unproved Properties	690	452	1,142

	46,169	5,559	51,728
Accumulated DD&A	(29,889)	(1,409)	(31,298)

Net Capitalized Costs	16,280	4,150	20,430

2014
Proved Properties (1)	43,828	4,242	48,070
Unproved Properties	834	400	1,234

	44,662	4,642	49,304
Accumulated DD&A	(22,996)	(686)	(23,682)

Net Capitalized Costs	21,666	3,956	25,622

(1)	Capitalized costs related to proved properties include ARO costs. The gross ARO for the years presented were as follows:

($ millions)	Canada	International	Total
2016	2,245	224	2,469
2015	2,389	240	2,629
2014	2,510	183	2,693

Oil and Gas Reserve Information

In Canada, Husky’s proved crude oil, NGL and natural gas reserves are located in the provinces of Alberta, Saskatchewan, British Columbia, and offshore East Coast of Canada. Husky’s international proved reserves are located in China and Indonesia. Please note that the Bitumen reserves have been separated from Crude Oil and prior years have been restated to account for the change in disclosure only.

	Canada				China
	Crude Oil	Bitumen	NGL	Natural Gas	Crude Oil	Bitumen	NGL	Natural Gas
Reserves	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)
Net Proved Reserves(1)(2)(3)(4)
End of Year 2013	315	323	58	1,613	7	—	8	295

Revisions	(2)	(6)	(12)	387	(1)	—	4	80
Purchases	3	—	—	—	—	—	—	—
Sales	(5)	—	—	(1)	—	—	—	—
Improved Recovery	4	11	—	—	—	—	—	—
Discoveries and Extensions	19	50	6	117	1	—	—	—
Production	(51)	(18)	(3)	(168)	(1)	—	(2)	(40)

End of Year 2014	283	360	49	1,948	6	—	10	335

Revisions	(57)	(202)	(12)	(490)	1	—	4	48
Purchases	—	—	—	7	—	—	—	—
Sales	(4)	—	—	(6)	—	—	—	—
Improved Recovery	1	—	—	—	—	—	—	—
Discoveries and Extensions	2	91	1	109	—	—	—	—
Production	(46)	(21)	(3)	(179)	(3)	—	(3)	(60)

End of Year 2015	180	227	35	1,389	4	—	11	323

Revisions	4	42	3	(23)	—	—	4	94
Purchases	—	3	—	8	—	—	—	—
Sales	(50)	—	—	(58)	—	—	—	—
Improved Recovery	—	—	—	1	—	—	—	—
Discoveries and Extensions	2	16	—	11	—	—	—	—
Production	(36)	(34)	(3)	(155)	(2)	—	(2)	(39)

End of Year 2016	100	254	35	1,173	2	—	13	378

Net Proved Developed Reserves(1)(2)(3)(4)
End of Year 2013	270	62	51	1,247	7	—	7	275
End of Year 2014	243	113	39	1,476	6	—	10	335
End of Year 2015	167	97	32	1,116	4	—	11	323
End of Year 2016	98	104	34	986	2	—	13	378

Net Proved Undeveloped Reserves(1)(2)(3)(4)
End of Year 2013	45	261	7	366	—	—	1	20
End of Year 2014	40	247	10	472	—	—	—	—
End of Year 2015	13	130	2	273	—	—	—	—
End of Year 2016	2	150	1	187	—	—	—	—

	Indonesia(5)				Total(6)
	Crude Oil	Bitumen	NGL	Natural Gas	Crude Oil	Bitumen	NGL	Natural Gas	Total Company
Reserves	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmboe)
Net Proved Reserves(1)(2)(3)(4)
End of Year 2013	—	—	4	108	322	323	70	2,016	1,051

Revisions	—	—	1	15	(3)	(6)	(7)	482	63
Purchases	—	—	—	—	3	—	—	—	3
Sales	—	—	—	—	(5)	—	—	(1)	(5)
Improved Recovery	—	—	—	—	4	11	—	—	15
Discoveries and Extensions	—	—	—	—	20	50	6	117	96
Production	—	—	—	—	(52)	(18)	(5)	(208)	(110)

End of Year 2014	—	—	5	123	289	360	64	2,406	1,113

Revisions	—	—	—	5	(56)	(202)	(8)	(437)	(339)
Purchases	—	—	—	—	—	—	—	7	2
Sales	—	—	—	—	(4)	—	—	(6)	(5)
Improved Recovery	—	—	—	—	1	—	—	—	1
Discoveries and Extensions	—	—	—	74	2	91	1	183	125
Production	—	—	—	—	(49)	(21)	(6)	(239)	(116)

End of Year 2015	—	—	5	202	184	227	51	1,914	781

Revisions	—	—	—	6	4	42	7	77	66
Purchases	—	—	—	—	—	3	—	8	4
Sales	—	—	—	—	(50)	—	—	(58)	(60)
Improved Recovery	—	—	—	—	—	—	—	1	1
Discoveries and Extensions	—	—	—	—	2	16	—	11	20
Production	—	—	—	—	(38)	(34)	(5)	(194)	(109)

End of Year 2016	—	—	5	208	102	254	53	1,759	703

Net Proved Developed Reserves(1)(2)(3)(4)
End of Year 2013	—	—	—	—	277	62	58	1,522	651
End of Year 2014	—	—	—	—	249	113	49	1,811	713
End of Year 2015	—	—	—	—	268	97	44	1,439	551
End of Year 2016	—	—	5	133	100	104	52	1,497	506

Net Proved Undeveloped Reserves(1)(2)(3)(4)
End of Year 2013	—	—	4	108	45	261	12	494	400
End of Year 2014	—	—	5	123	40	247	15	595	400
End of Year 2015	—	—	5	202	13	130	7	475	230
End of Year 2016	—	—	—	75	2	150	1	262	197

(1)	Net reserves are the Company’s lesser royalty, overriding royalty and working interest share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties. Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production.
(2)	Reserves are the estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.
(3)	Proved oil and gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations.
(4)	Proved developed oil and gas reserves are proved reserves that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well. Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
(5)	Husky’s beneficial interest in Indonesia and the Madura Strait Block is held by way of a 40 percent interest in Husky - CNOOC Madura Limited (“HCML”), an entity that is party to a PSC with the Government of Indonesia. Husky has entered into a unanimous shareholder agreement dated April 8, 2008 with the other shareholders of HCML that provides for joint control of HCML. International Financial Reporting Standard 11, “Joint Arrangements” (“IFRS 11”), requires Husky to follow the equity method of accounting for its investment in the Madura Strait Block. IFRS 11 focuses on the legal form of the corporate structure in which Husky’s Madura assets are held. Husky holds its interest in the Madura Strait Block through HCML and accordingly is required to use the equity method to account for this interest. As a consequence, Husky has disclosed Indonesia as a separate entity in the above disclosure because the Madura Strait Block is accounted for by the equity method of accounting.
(6)	In addition to the major changes to proved reserves in 2016 described under “Oil and Gas Reserves Disclosures - Reconciliation of Gross Proved Reserves” in Document A - Annual Information Form, bitumen reserves in Sunrise were uneconomic under SEC price forecasts as of December 31, 2015 and 2016 and account for the revisions in 2015.

The Company’s reserve replacement ratio(1) for the last three years was as follows:

Net Proved Oil and Gas Reserves	2016	2015	2014
Excluding Acquisition & Divestiture	80%	(184)%	159%
Including Acquisition & Divestiture	29%	(188)%	157%

(1)	Reserve replacement ratio is calculated as net reserve additions during the period divided by total production during the period. Net reserve additions include: revisions, purchases, sales, improved recovery, and discoveries and extensions.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (unaudited)

The following information has been developed utilizing procedures prescribed by FASB Accounting Standards Codification 932, “Extractive Activities - Oil and Gas” and is based on crude oil and natural gas reserve and production volumes estimated by the Company’s reserves evaluation staff. It may be useful for certain comparison purposes, but should not be solely relied upon in evaluating Husky or its performance. Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the standardized measure of discounted future net cash flows be viewed as representative of the current value of Husky’s reserves.

The future cash flows presented below are based on average sales prices and cost rates, and statutory income tax rates in existence as of the date of the projections. It is expected that material revisions to some estimates of crude oil and natural gas reserves may occur in the future, development and production of the reserves may occur in periods other than those assumed, and actual prices realized and costs incurred may vary significantly from those used.

Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2016 was based on the New York Mercantile Exchange 2016 average natural gas cash market price of U.S. $2.48/mmbtu (2015 average - U.S. $2.59/mmbtu; 2014 average - U.S. $4.35/mmbtu) and on crude oil prices computed with reference to the 2016 average WTI spot price of U.S. $42.68/bbl (2015 average - U.S. $50.20/bbl; 2014 average - U.S. $94.42/bbl). Natural gas prices for China and Indonesia reserves are based on various Gas Sales Agreements, are included in the ASC section of the AIF, and were updated as result of price negotiations with various purchasers.

Standardized Measure	Canada (1)			International (1)			Total (1)
(unaudited) ($ millions)	2016	2015	2014	2016	2015	2014	2016	2015	2014
Future Cash Inflows	14,423	22,014	58,947	8,345	7,218	7,254	22,768	29,232	66,201
Future Production Costs	8,378	11,358	21,451	1,688	1,802	1,661	10,066	13,160	23,112
Future Development Costs	7,118	8,859	15,318	354	726	725	7,472	9,585	16,043
Future Income Taxes	(395)	400	5,686	879	667	736	484	1,067	6,422

Future Net Cash Flows	(678)	1,397	16,492	5,424	4,023	4,132	4,746	5,420	20,624
Annual 10% Discount Factor	(1,760)	(1,241)	6,672	1,527	831	939	(233)	(410)	7,611

Standardized Measure of Discounted Future Net Cash Flows	1,082	2,638	9,820	3,897	3,192	3,193	4,979	5,830	13,013

(1)	The schedules above are calculated using year average prices and year-end costs, statutory income tax rates and existing proved oil and gas reserves for 2014, 2015 and 2016. The value of exploration properties and probable reserves, future exploration costs, future change in oil and gas prices and in production and development costs are excluded.

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (unaudited)

	Canada (1)			International (1)			Total (1)
($ millions)	2016	2015	2014	2016	2015	2014	2016	2015	2014
Future discounted net cash flows at beginning of year	2,638	9,820	8,496	3,192	3,193	2,999	5,830	13,013	11,495
Sales and transfer, net of production costs	(851)	(1,368)	(4,212)	(621)	(1,306)	(668)	(1,472)	(2,674)	(4,880)
Net change in sales and transfer prices, net of production costs	(2,435)	(13,374)	3,257	373	(115)	2	(2,062)	(13,489)	3,259
Development cost incurred that reduced Future develop. costs	705	1,990	3,580	114	76	514	819	2,066	4,094
Changes in estimated future development costs	264	2,887	(4,649)	246	(35)	(571)	510	2,852	(5,220)
Extensions, discoveries and improved recovery, net of related costs	193	1,164	1,872	—	129	53	193	1,293	1,925
Revisions of quantity estimates	300	(2,472)	1,063	1,203	644	921	1,503	(1,828)	1,984
Accretion of discount	299	1,629	856	262	356	302	561	1,985	1,158
Sale of reserves in place	(573)	(93)	(100)	—	—	—	(573)	(93)	(100)
Purchase of reserves in place	40	4	62	—	—	—	40	4	62
Changes in timing of future net cash flows and other	(128)	(231)	137	(790)	367	(383)	(918)	136	(246)
Net change in income taxes	630	2,682	(542)	(82)	(117)	24	548	2,565	(518)

Net Increase (Decrease)	(1,556)	(7,182)	1,323	705	(1)	195	(851)	(7,183)	1,518

End of Year	1,082	2,638	9,820	3,897	3,192	3,193	4,979	5,830	13,013

(1)	The schedules above are calculated using year-end average prices and year-end costs, statutory income tax rates and existing proved oil and gas reserves for 2014, 2015, and 2016. The value of exploration properties and probable reserves, future exploration costs, future changes in oil and gas prices and in production and development costs are excluded.